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Filed Pursuant to Rule 424(b)(3)
File No. 333-191913

CAREY WATERMARK INVESTORS INCORPORATED

Prospectus Supplement No. 2 Dated February 13, 2014
To Prospectus Dated December 20, 2013

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated December 20, 2013 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.

Suitability Standards

The following section replaces the discussion contained in the "Suitability Standards" section on page ii of the Prospectus.

New Jersey — New Jersey investors must have either, (a) a minimum liquid net worth of at least $70,000 and a minimum annual gross income of not less than $70,000, or (b) a liquid net worth of at least $250,000. For these purposes, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. In addition, New Jersey investors must limit their investment in our shares and securities of affiliated programs and other direct participation program investments to not more than 10% of their liquid net worth.

Risk Factors

The following discussion is added to the fifth bullet point in the "Summary—Risk Factors—Risks Related to this Offering" section on page 9 of the Prospectus.

See "Distributions" for a discussion of our distribution history.

Estimated Use of Proceeds

The following section replaces the first paragraph contained in the "Estimated Use of Proceeds" section, which begins on page 48 of the Prospectus.

        The following table presents information about how the proceeds raised in this offering will be used. Information is provided assuming (i) the sale of the maximum number of shares in the offering based on the $10.00 per share offering price, and (ii) we incur no leverage. Many of the numbers in the table are estimates because all fees and expenses cannot be determined precisely at this time. The actual use of the capital we raise is likely to be different than the figures presented in the table because we may not raise the entire offering amount of $350.0 million. Raising less than the full $350.0 million in the offering will alter the amounts of commissions, fees and expenses set forth below. We currently expect that redemptions under our redemption plan will be funded with substantially all of the proceeds from our distribution reinvestment plan. At September 30, 2013, our leverage was approximately 64%. We currently expect our leverage to be approximately 60% of our assets, on average, when we have fully invested the remaining proceeds from our initial public offering and the net proceeds of this offering. Based upon the assumptions described above, we expect that approximately 88.94% of the proceeds of the $350.0 million offering will be used for investments, while the remaining 11.06% will be used to pay expenses and fees, including the payment of fees to Carey Financial and the payment of fees and reimbursement of expenses to our advisor.

        We may fund our cash distributions to stockholders from offering proceeds, which would reduce the amount of offering proceeds available for investment.

Distributions

The following section is added after the second paragraph in the "Distributions" section, which begins on page 59 of the Prospectus.

        Funding of distributions with offering proceeds will potentially cause us to have less real estate and other real estate-related assets that may generate a return for us and our investors, because the distributions are from an investor's basis in their shares. Any distribution of an investor's basis is not an investment return based on net income, nor is it based on operational cash flow or any other financial metric used to measure increased value to us. Unless there is an increase in the underlying fair value of the assets held in us that is greater than the net of revenues and all expenses and taxes associated with our operations in the aggregate, we will generally be issuing distributions of basis and will not be creating any value for our stockholders.

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CAREY WATERMARK INVESTORS INCORPORATED
Prospectus Supplement No. 2 Dated February 13, 2014 To Prospectus Dated December 20, 2013